SOLAR SENIOR CAPITAL LTD.

500 Park Avenue

New York, NY 10022

(212) 993-1670

July 5, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, DC 20549

Attn: Trace Rakestraw, Esq.

Re:	Solar Senior Capital Ltd.

Post-Effective Amendment No. 2 to the Registration Statement on Form N-2

Filed on July 5, 2016 (File No. 333-194774)

Dear Mr. Rakestraw:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Solar Senior Capital Ltd. (the “Company”) hereby respectfully requests acceleration of effectiveness of Post-Effective Amendment No. 2 to the Company’s registration statement on Form N-2 (File No. 333-194774), including all amendments thereto (the “Registration Statement”), to 5:00 p.m., Eastern Time, on July 6, 2016 or as soon thereafter as possible.

In connection with the submission of the Company’s request for accelerated effectiveness of the Registration Statement, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SOLAR SENIOR CAPITAL LTD.

By:	/s/ Richard L. Peteka
Richard L. Peteka
Chief Financial Officer, Treasurer and Secretary